Filed by CONSOL Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and
Rule 14d-2(b) of the Securities Exchange Act of 1934
Subject Company: CNX Gas Corporation
Commission File No. 001-32723

2 Presentation Outline Transaction Summary Transaction Rationale Investor Benefits – CNX Gas Investor Benefits – CONSOL Energy Safe Harbor Disclosure

Transaction Summary
Tax-free Stock-for-Stock Exchange Offer
CNX Gas shareholders will receive 0.4425x shares of CONSOL Energy common stock for each share of CNX Gas stock
12% premium to the closing stock price of CNX Gas as of January 28, 2008
CONSOL Energy will file an exchange offer prospectus and related materials with the SEC and intends to launch its offer shortly
Conditioned upon, among other things, the tender of a majority of the shares of CNX Gas common stock not owned by CONSOL Energy or by Directors or
Management of CNX Gas or CONSOL Energy
Assuming conditions to the offer are satisfied and that the offer is completed,
CONSOL Energy will then effect a “short form” merger of CNX Gas with a subsidiary of CONSOL Energy promptly thereafter
Expect to close the transaction in the first half of 2008

Transaction Rationale
Fits CONSOL Energy’s strategy of energy diversification and becoming a broader based energy company, lowering the Company’s risk profile
Changed economic, regulatory and environmental factors support additional ownership of gas
Gas ownership provides a strategic hedge against the impacts of greenhouse gas legislation

Investor Benefits – CNX Gas
Premiums to closing stock prices as of January 28, 2008
– 1 Day ($30.10): 12%
– 5 Day Average ($28.94): 16%
– Last Twelve Months Average ($28.85): 17%
Share in the benefits provided by CONSOL Energy
– Allows for continued participation in CNX Gas growth through ownership interest in CONSOL Energy stock
Provides a CONSOL Energy currency with greater liquidity
Attractive yield from CONSOL Energy dividend
– CNX Gas shareholders currently do not receive any dividends

Investor Benefits – CONSOL Energy
Enhances combined company’s financial flexibility with regards to most optimal access, allocation and utilization of corporate capital
Eliminates complexity of corporate structure and lowers costs associated with public reporting and other tasks resulting from CNX Gas public company status
Reduces management and administrative costs and allows for the capture of additional value chain synergies (management, HR, accounting, finance, supply chain management)
– Estimated administrative synergies of at least $5MM a year

Safe Harbor Disclosure
Forward-Looking Statements
Various statements in this document, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements (as defined in Section 21E of the Securities Exchange Act of
1934 and the Private Securities Litigation Reform Act of 1995). The forward-looking statements may include projections and estimates concerning the timing and success of specific projects (including statements relating to the timing of and satisfaction of conditions to the exchange offer and merger with CNX Gas and whether any of the anticipated benefits of the transaction will be realized), our future production, revenues, income and capital spending. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. The forward-looking statements in this document speak only as of the date of this document; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control.  For additional information, please see our 2006 Form 10-K under "Risk Factors," as updated by any subsequent Form 10-Qs, which are on file at the
Securities and Exchange Commission and to be set forth in our Registration Statement on Form S-4 to be filed with the
Securities and Exchange Commission with respect to the exchange offer to CNX Gas' stockholders.
IMPORTANT INFORMATION: In connection with the proposed exchange offer to the stockholders of CNX Gas Corporation,
CONSOL Energy expects to file a registration statement on Form S-4 containing an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF CNX GAS
CORPORATION ARE URGED TO READ THE EXCHANGE OFFER PROSPECTUS AND THE OTHER RELEVANT
MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
THE OFFER AND CONSOL Energy. Investors and security holders may obtain a free copy of the exchange offer prospectus and other relevant materials (when they become available) and other documents filed by CONSOL Energy with the commission at the commission's website, www.sec.gov. Copies of the exchange offer prospectus and other relevant documents (when they become available) may also be obtained without charge from CONSOL Energy.  Requests to
CONSOL Energy should be made in writing to Thomas F. Hoffman, Senior Vice President - External Affairs, CONSOL Energy
Inc., 1800 Washington Road, Pittsburgh, PA 15241, or by email at tomhoffman@consolenergy.com.